UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 2, 2015

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 71
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated April 2, 2015 announcing the dividend distribution date.

Istanbul, April 2, 2015

Announcement Regarding the Dividend Distribution Date

Subject: Statement made pursuant to Communique II-15.1 of the Capital Markets Board

Pursuant to the dividend distribution decision taken at the Ordinary General Assembly held on March 26, 2015, Turkcell Board of Directors has decided to set the dividend distribution date as April 6, 2015.

For information on the conditions and timing of the dividend payment to holders of ADRs, please refer to the separate communication made by our ADR depositary, Citibank.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: April 2, 2015	By:	/s/Murat Dogan Erden
Name: Murat Dogan Erden Title: Chief Financial Officer

TURKCELL ILETISIM HIZMETLERI A.S.
Date: April 2, 2015	By:	/s/Nihat Narin
Name: Nihat Narin Title: Investor Relations Director